Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

Announcement on the Resolutions of the Eleventh Meeting of the Fourth Session of the

Board of Directors of China Life Insurance Company Limited

The eleventh meeting (the “Meeting”) of the fourth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on December 17, 2013 at the conference room located at A18 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated December 2, 2013. Out of the Company’s eleven directors, ten directors attended the Meeting in person, including Yang Mingsheng, executive director and Chairman of the Company; Wan Feng, Lin Dairen and Liu Yingqi, executive directors of the Company; Miao Jianmin, Zhang Xiangxian and Wang Sidong, non-executive directors of the Company; Sun Changji, Anthony Francis Neoh and Tang Jianbang, independent non-executive directors of the Company. Bruce D. Moore, independent non-executive director of the Company, was on leave for other business and authorized in writing, Sun Changji, independent non-executive director of the Company, to act on his behalf and cast the votes for him. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Yang Mingsheng, the Chairman of the Company. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Passed the Proposal Regarding the Authorization for the Investment in the Non Self-use Real Estate Programs for 2014

Voting result: 11 for, 0 against, with no abstention

2.	Passed the Proposal Regarding the Investment in and Authorization for the Insurance Asset Management Products for 2014

Voting result: 11 for, 0 against, with no abstention

3.	Passed the Proposal Regarding the Authorization for the Investment in the Private Equity Funds for 2014

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

4.	Passed the Proposal on the Entrusted Investment and Management of Specific Asset Pool of the Company

Affiliated directors Yang Mingsheng, Wan Feng, Miao Jianmin, Zhang Xiangxian and Wang Sidong abstained from voting on this proposal. The independent directors gave their independent and consenting opinions on this connected transaction.

Voting result: 6 for, 0 against, with no abstention

5.	Passed the Proposal on the Adjustment of Authorization for the Investment in the West Lake Project

Voting result: 11 for, 0 against, with no abstention

6.	Passed the Proposal on Increasing the Registered Capital of China Life Property and Casualty Insurance Company Limited by the Company

The Company intends to increase the registered capital of China Life Property and Casualty Insurance Company Limited (the “P&C Company”) jointly with China Life Insurance (Group) Company (the “Group Company”). At present, the registered capital of the P&C Company is RMB8 billion, of which RMB3.2 billion, or 40% of the shares, were contributed by the Company, and RMB4.8 billion, or 60% of the shares, were contributed by the Group Company. The Company and the Group Company intend to increase the registered capital of the P&C Company by RMB7 billion, of which the Company intends to contribute RMB2.8 billion, and the Group Company intends to contribute RMB4.2 billion. After the completion of such capital increase, the registered capital of the P&C Company will be RMB15 billion, and the shareholding percentage of the Company and the Group Company will remain unchanged. Affiliated directors Yang Mingsheng, Wan Feng, Miao Jianmin, Zhang Xiangxian and Wang Sidong abstained from voting on this proposal. The independent directors gave their independent and consenting opinions on this connected transaction. After the execution of the agreement, the Company will disclose this connected transaction pursuant to the relevant requirements under applicable listing rules.

Voting result: 6 for, 0 against, with no abstention

7.	Passed the Proposal on the Application for Overseas Equity Entrusted Investment Quota

Voting result: 11 for, 0 against, with no abstention

8.	Passed the Proposal on the Market-oriented Entrusted Investment Business for the Renminbi Assets of the Company

Voting result: 11 for, 0 against, with no abstention

9.	Passed the Proposal on the Market-oriented Entrusted Investment Business for the Overseas Investments of the Company

Voting result: 11 for, 0 against, with no abstention

10.	Passed the Proposal on the Nomination of Candidates for the Board of Directors of China Guangfa Bank Company Limited

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

11.	Passed the Proposal on Matters relating to the Management of the Regional Audit Center

The independent directors gave their independent and consenting opinions on this proposal.

Voting result: 11 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

December 17, 2013